Exhibit 99.4

Blueprint 2000	288c

Change of Particulars for director or secretary

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	00029846

Company Name in full	Wolseley plc

Change of particulars from

Complete in all cases

Date of change of particulars	Day	Month	Year

	25	08	2005

Name *Style/Title	Mr	* Honours etc

Forename(s)	Mark Jonathan

Surname	White

	Day	Month	Year

† Date of Birth

Change of name (enter new name)

Forename(s)

Surname

Change of usual residential address (enter new address)	Hawthorn House, 2 Wards Drive, Sarratt

Post town	Rickmansworth

County/Region	Herts	Postcode	WD3 6AE

Country	England

Other Change
(please specify)

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed	/s/ S Webster	Date 25/8/2005
S Webster
Director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mark White,
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	Reading, RG7 4GA	Tel
	DX number	DX exchange

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales	DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland	DX 235 Edinburgh